Exhibit 8.1

List of Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Brilliant Hat Limited	British Virgin Islands
Blue Hat Interactive Entertainment Technology Limited	Hong Kong
Xiamen Duwei Consulting Management Co., Ltd.	China
Fresh Joy Entertainment Ltd	Cayman Islands

Name of Variable Interest Entity Fujian Blue Hat Interactive Entertainment Technology Ltd.	Jurisdiction of Incorporation or Organization China
Name of Subsidiary of Variable Interest Entity Hunan Engaomei Animation Culture Development Co., Ltd.	Jurisdiction of Incorporation or Organization China
Shenyang Qimengxing Trading Co., Ltd.	China
Xunpusen (Xun Pu Sen) Technology Co. , Ltd.	China
Pingxiang Blue Hat Technology Co. Ltd.	China
Fuzhou Csfctech Co., Ltd.	China